                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999

         or

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES ACT OF 1934

For the transition period from ___________ to __________


                            Commission File No. 0-692

                            NORTHWESTERN CORPORATION
                      SUPPLEMENTAL VARIABLE INVESTMENT PLAN
                              (Full title of plan)


                                     [LOGO]

                (Issuer of Securities Held Pursuant to the Plan)

                             125 South Dakota Avenue
                         Sioux Falls, South Dakota 57104
                          (Address of principal office)



SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWESTERN CORPORATION
SUPPLEMENTAL VARIABLE INVESTMENT PLAN
--------------------------------------------------------------------


Date:    September 19, 2000        /s/ David A. Monaghan
                                   ---------------------
                                   Controller and Treasurer


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

Index                                                          Page
Report of independent public accountants                        1

Statements of net assets available for benefits                 2

Statements of changes in net assets available for benefits      3

Notes to financial statements                                   4


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Report of independent public accountants


To the Plan Administrator of
NorthWestern Corporation Supplemental Variable Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the NorthWestern Corporation Supplemental Variable Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NorthWestern Corporation Supplemental Variable Investment Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP
---------------------------------

Minneapolis, Minnesota,
June 9, 2000

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NORTHWESTERN CORPORATION SUPPLEMENTAL VARIABLE INVESTMENT PLAN

Statements of net assets available for benefits

As of December 31

                                                                          1999            1998
                                                                      ------------    ----------

CASH AND CASH EQUIVALENTS                                             $        743    $       67

ACCRUED INCOME                                                                 260            70

INVESTMENTS, at fair value:
   NorthWestern Corporation common stock, 113,950 and 33,939
   shares, cost of $2,768,299 and $796,931                               2,506,900       895,491
                                                                      ------------    ----------
NET ASSETS AVAILABLE FOR BENEFITS                                       $2,507,903      $895,628
                                                                      ------------    ----------
                                                                      ------------    ----------

The accompanying notes are an integral part of these statements.

NORTHWESTERN CORPORATION SUPPLEMENTAL VARIABLE INVESTMENT PLAN

Statements of changes in net assets available for benefits

For the years ended December 31

                                                                1999          1998        1997
                                                          ------------    ---------  ----------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year      $    895,628     $104,549  $        -
                                                          ------------    ---------  ----------
INCREASES DURING THE YEAR:
   Participant contributions                                 1,851,198      660,291      78,563
   Employer contributions                                       35,930       22,799       8,986
   Interest and dividends                                       85,106       24,637       1,792
   Unrealized appreciation (depreciation) on investments      (359,959)      83,352      15,208
                                                          ------------    ---------  ----------
               Net increase                                  1,612,275      791,079     104,549
                                                          ------------    ---------  ----------
NET ASSETS AVAILABLE FOR BENEFITS, end of year              $2,507,903     $895,628    $104,549
                                                          ------------    ---------  ----------
                                                          ------------    ---------  ----------

The accompanying notes are an integral part of these statements.

NORTHWESTERN CORPORATION SUPPLEMENTAL VARIABLE INVESTMENT PLAN

Notes to financial statements

December 31, 1999 and 1998


1        PLAN DESCRIPTION

NorthWestern Corporation Supplemental Variable Investment Plan (the Plan), was established effective January 1, 1997, and is a voluntary, after-tax, defined contribution plan for select employees of NorthWestern Corporation (the Company). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

General

The Company is the sponsor and administrator of the Plan and has appointed Wells Fargo, formerly Norwest Bank Minnesota, N.A., as trustee and asset custodian. All plan expenses were paid by the Company and totaled approximately $17,400, $7,700 and $1,700 for the years ended December 31, 1999, 1998 and 1997.

Eligibility

Participation in the Plan is available to all employees of the Company who are participants in the NorthWestern Corporation Variable Investment Plan (the Qualified Plan) and whose maximum elective contribution permissible under the Qualified Plan could be limited by any provision of the Internal Revenue Code.

Contributions

Participants may contribute from 2 percent to 100 percent (12 percent prior to April 1, 1998) of their aggregate compensation and bonus (defined compensation) to the Plan, but total participant contributions to the Plan and the Qualified Plan cannot exceed 100 percent of their defined compensation. Participants may also elect to defer the receipt of a portion (2 percent to 100 percent) of the bonus payable to them by the Company or any affiliate if elected before January 1 of the year payable. On a combined basis for the Plan and the Qualified Plan, the Company contributes an amount equal to one half of the participant's contribution, up to a maximum of three percent of the participant's defined compensation. Plan assets are invested in common stock of the Company.

Vesting

Participants are fully vested in the total value of their accounts at all times.

Distributions to participants

The full value of a participant's account is distributable upon the participant's termination of employment with the Company (and affiliates) for any reason, including death, or upon immediate financial hardship through a lump-sum payment.

Plan amendment and termination

While it presently has expressed no intention to do so, the Company reserves the right to amend or terminate the Plan at any time. In the event of termination, the assets of the Plan will be distributed in accordance with the plan document.

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation

Investments are recorded at fair value as determined by quoted market prices. Unrealized appreciation or depreciation on investments is computed based on changes in the fair value of investments between years.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Reclassification

Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on net assets available for benefits as previously reported.